Filed Pursuant to Rule 433
Registration No. 333-265361
November 17, 2023

The following information is a Notice of Fund Changes relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”).  For more information about each of the investment options offered under the Plan, you should log on to Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633.

Notice of Fund Changes for:
Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers
(the “Plan”)

Dear Plan Participant:

The following information is a Notice of Fund Changes relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”).  For more information about each of the investment options offered under the Plan1, you should visit LincolnFinancial.com/RetirementInfoCenter or log on to Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633.

Effective December 19, 2023, the American Funds Growth Fund of America Class R-6 will be replaced with J.P. Morgan Asset Management’s JPMCB Large Cap Growth Fund CF-A Class. Any account balances you have in and/or future deferral investment elections going to the American Funds Growth Fund of America Class R-6 at that time will automatically be mapped (or transferred) as shown in the chart below. Any contributions received on or after December 19, 2023 that are directed to the investment option being eliminated, will be mapped as shown in the chart below. Because this mapping (or transfer) is automatic, you do not need to take any action.

If you are currently invested in the following investment option being eliminated:		Your balance and investment elections will be transferred to the new investment option being added:
RGAGX	American Funds Growth Fund of America Class R-6	20261K404	JPMCB Large Cap Growth Fund CF-A Class
Prior to investing in a collective investment trust option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the offeror of the collective investment trust.

What do you need to do?
Take a few minutes to review your investment portfolio. Make any changes you feel are necessary to meet your retirement savings goals. If you don’t want the investment of your existing account to be mapped (or transferred) as indicated, you may change your investment elections and/or make a reallocation on your own by initiating a transfer prior to 4:00 p.m. ET on December 19, 2023. Note that you cannot choose to keep any investments in or transfer any investments to the investment option being eliminated.

1  Reminder, your Plan account is not actually invested in the investment options offered under the Plan.  Instead, the performance of the investment options is used solely as a measure to calculate the value of your Plan account, and eventual benefit.  This is sometimes referred to as “phantom” or “notional” investing.

For more information on the available investment options log on to your account at www.nolanlink.com or visit LincolnFinancial.com/RetirementInfoCenter.

Please be sure to make any changes prior to 4:00 p.m. ET on December 19, 2023 if you do not want the mapping (or transfer) to occur.  Of course, you could also wait until after the automatic mapping (or transfer) occurs if you wish to exchange investment options or change where your future deferrals are invested.

Any transactions requested on December 19, 2023, (such as transfers) will not be processed while the investment option change is being made but will process as soon as administratively feasible once the investment option change is completed.  Your account, however, will continue to be credited with investment results during the change.

NEW INVESTMENT OPTION Fund name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
JPMCB Large Cap Growth Fund CF-A (20261K404)	0.40%	$4.00	0.40%	$4.00	23.63%	5.91%	15.49%	----	6/22/2018

ELIMINATED INVESTMENT OPTION Fund name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
American Funds Growth Fund of Amer R6 (RGAGX)	0.30%	$3.00	0.30%	$3.00	23.09%	8.61%	11.72%	-----	5/1/2009
Average returns provided are representative of performance as of September 30, 2023.

Questions?
If you have any questions about these changes or would like to change your current account balance and/or investment elections under the Plan, contact Nolan Financial Group at 888-907-8633 or log on to your account at www.nolanlink.com.  For more information about the Plan, please review the Plan’s current Summary Plan Description/Prospectus.

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This Notice contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling Nolan Financial Group at 888-907-8633.